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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X    Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Security Systems Ltd. Announces 2004 First Quarter Results dated April 28, 2004.


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                                                                          ITEM 1


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Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces 2004 First Quarter Results

Wednesday April 28, 9:04 am ET

- Net Income increases 29% compared with the first quarter of 2003 and 30% compared with the fourth quarter of 2003 -

YAHUD, Israel, April 28 /PRNewswire-FirstCall/ -- Security Systems Ltd. (Nasdaq:
MAGS; TASE: MAGS) today announced its consolidated financial results for the three-month period ended March 31, 2004.

Revenues for the first quarter of 2004 reached US$14.2 million, an increase of 11 percent compared with the first quarter of 2003. Operating income reached US$1.2 million and net income reached US$687,000, an increase of 14 percent and 29 percent respectively compared with the first quarter of 2003.

Compared with the fourth quarter of 2003, revenues decreased by 20 percent, operating income increased by 12 percent and net income increased by 30 percent.

Operating expenses for the first quarter of 2004 reached US$5.1 million, an increase of 17 percent compared with the same period of last year and a decrease of 26 percent compared with the fourth quarter of 2003.

Diluted earnings per share for the first quarter reached US$0.08, an increase of 14 percent compared with the same period of last year.

Commenting on the results, Mr. Jacob Even-Ezra, Chairman of Magal, said:
"Usually, our first quarter of the year is the weakest quarter, as outdoor installations are harder during the winter months. We remain pleased with the organic growth in our business and the growth in the operating income, income before tax and net income compared to the first and fourth quarters of 2003."

Mr. Even-Ezra added: " During this quarter, we launched three new products. These were the Fortis Integrated Command and Control System, the PipeGuard Pipeline Security System and the DreamBox, the All-in-One CCTV solution. Management believes that the sales of Fortis and DreamBox will start during the year 2004. Sales of the PipeGuard, we expect will start in the year 2005 due to the long trial periods associated with this product."

Mr. Even-Ezra concluded: " Based on the first quarter results, the current backlog and increased interest in our security products, we have every reason to believe that our results in the year 2004 will be better than those of 2003".

The Company will be hosting its quarterly conference call at 11:00am EDT. On the call, Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Ms. Raya Asher, V.P. Finance & CFO, will review and discuss the first quarter 2004 results. They will then be available to answer questions.

To participate, you may listen to the webcast by accessing the link from Magal's web-site at: www.magal-ssl.com. Alternatively, you may call one of the teleconferencing numbers that follows.

Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number or the webcast.

     US Dial-in Number: 1-866-860-9642
     Canada Dial-in Number: 1-866-485-2399
     ISRAEL Dial-in Number: 03-9180610
     INTERNATIONAL Dial-in Number: +972 3 9180610

     At:
     11:00am Eastern Time, 8:00am Pacific Time, 6:00pm Israel Time

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Revenues for fiscal year 2003 were US$59 million, with net income of US$2.4 million.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward- looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

     Contacts:
     Magal Security Systems, Ltd     Gal Investor Relations
     Raya Asher, CFO                 Ehud Helft, Investor Relations
     Tel: +972-3-5391444             Tel: +1-866- 704 6710
     Fax: +972-3-5366245             Tel (Intl): +972-3-6074717
     E-mail:                         E-mail:
     magalssl@trendline.co.il        Ehud.Helft@galir.com,
                                     Kenny.Green@galir.com


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                         MAGAL SECURITY SYSTEMS LTD.
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
            (All numbers except EPS expressed in thousands of US$)

                                          Quarter ended
                                             March 31

                                       2004            2003       % change

    Revenues                         14,215          12,801           11%

    Cost of revenues                  7,945           7,400            7%

    Gross Profit                      6,270           5,401           16%
    Operating expenses:
    Research & development, net       1,131           1,084            4%
    Selling & marketing, net          2,621           1,930           36%
    General & administrative          1,301           1,320           -1%
                                      5,053           4,334           17%

    Operating income                  1,217           1,067           14%
    Financial expenses, net              93             331

    Income before taxes on income     1,124             736           53%
    Taxes on income                     437             204

    Net income                          687             532           29%

    Basic net earnings per share       0.09            0.07           29%

    Diluted net earnings per share     0.08            0.07           14%

    Weighted average ordinary shares
     outstanding (in thousands)       8,065           7,897

    Weighted average ordianry shares
     outstanding, assuming dilution
     (in thousands)                   8,186           7,985


                                     Quarter Ended March 31,
                                       2004            2003

    Gross Margin (%)                   44.1            42.2
    Research & development net as
     a % of Revenues                    8.0             8.5
    Selling & Marketing as a %
     of Revenues                       18.4            15.1
    General & Administrative
     as a % of Revenues                 9.2            10.3
    Operating margin (%)                8.6             8.3
    Net income margin (%)               4.8             4.2
    Total Bank Debt to
     Total Capitalization              0.46           *0.47
    Current Ratio                      2.06           *1.76

      * As of December 31, 2003




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                         MAGAL SECURITY SYSTEMS LTD.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                 (All numbers expressed in thousands of US$)

                                                   March 31,    December 31,
                                                     2004           2003
                                                   Unaudited       Audited
    CURRENT ASSETS:
    Cash and cash equivalents                        5,425          4,389
    Short-term bank deposits                         9,084          9,000
    Trade receivables:                              13,290         14,885
    Unbilled accounts receivable                     4,808          5,072
    Other accounts receivable                        3,145          3,332
    Inventories                                     11,416         11,777
    Deferred income taxes                              931            979
    Total current assets                            48,099         49,434

    Long term investments and trade receivables:
    Long-term trade receivables                        105            300
    Long-term bank deposits                          3,075          3,051
    Severance pay fund                               1,895          1,960
    Total long term investments
     and trade receivables                           5,075          5,311

    PROPERTY AND EQUIPMENT, NET                     12,137         11,505

    OTHER ASSETS, NET                                5,159          5,193

    Total assets                                    70,470         71,443

    CURRENT LIABILITIES:
    Short-term bank credit                          12,861         12,597
    Current maturities of long-term bank loans       1,348          3,841
    Trade payables                                   3,005          5,077
    Other accounts payable and accrued expenses      6,116          6,518
    Total current liabilities                       23,330         28,033

    LONG-TERM LOANS                                  4,342          1,873

    ACCRUED SEVERANCE PAY                            1,926          1,992

    UNREALIZED LOSSES ON FORWARD CONTRATCS             365            561

    SHAREHOLDERS' EQUITY:
    Share capital                                    2,717          2,683
    Additional paid-in capital                      24,820         24,098
    Unrealized losses on forward contracts, net       (556)          (807)
    Accumulated other comprehensive income           1,115          1,286
    Retained earnings                               12,411         11,724
    Total shareholders' equity                      40,507         38,984

    TOTAL LIABILITIES & SHAREHOLDERS' EQUITY        70,470         71,443











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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  April 28, 2004